SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 4, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

FOR IMMEDIATE PUBLICATION

CGI Reports Revenue and Earnings Growth in Second Quarter of Fiscal 2004
Revenue up 2% year-over-year and 4.9% sequentially
Net earnings from continuing operations up 18.5% year-over-year and 4.6% sequentially
Net earnings margin strong at 7.1%

Montreal, May 4, 2004 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing outsourcing services, today reported unaudited results for its second quarter ended March 31, 2004. All figures are in Canadian dollars unless otherwise indicated.

Second Quarter Fiscal 2004 Highlights
·	Revenue increased 2.0% year-over-year to $725.7 million and was up 4.9% sequentially. Organic growth was 2.0% year-over-year and 4.5% sequentially.
·	Net earnings from continuing operations increased 18.5% to $51.3 million compared with net earnings reported in last year’s second quarter.
·	The net earnings margin from continuing operations increased to 7.1% from 6.1% in the comparable quarter of last year.
·	Basic and diluted earnings per share of $0.13 were up over basic and diluted earnings per share of $0.11 reported in last year’s second quarter.
·	The EBIT margin increased to 11.3%, from 10.7% the previous year.
·	Cash flow from continuing operating activities was $72.5 million.
·	The backlog of signed contracts at March 31, 2004 was $12.0 billion with a weighted average remaining contract term of 8.0 years.
·	The acquisition of American Management Systems (“AMS”), announced on March 10, 2004, closed on May 3, 2004, adding more than $900 million in annualized revenue and significantly increasing CGI’s scope and scale in the US.

In millions of CDN$ except margin and share data amounts	3 months ended March 21		3 months ended December 31
	2004	2003*	2004*

Revenue	$725.7	$711.2	$691.6
Net earnings from continuing operations	$51.3	$43.3	$49.1
Margin	7.1%	6.1%	7.1%

Basic and diluted earnings per share	$0.13	$0.11	$0.12

Cash provided by (used in) continuing operating activities	$72.5	$(20.4)	$94.3

Order backlog	$12,000	$11,200	$12,200

* On April 12, 2004, CGI announced the signing of an agreement for the sale of its Starquote market data services business to The Thomson Corporation. Consequently, the results have been reclassified for the second quarter as well as retroactively to reflect this sale as discontinued operations since January 23, 2001. More details on this transaction are disclosed in Note 9 of the Consolidated Financial Statements for the three-month period ended March 31, 2004.

“Our second quarter results demonstrate success in managing the growth of CGI,” said Serge Godin, Chairman and CEO. “The results reflect the conclusion of the integration plan we implemented following the acquisitions made last year, which included the sale or termination of certain non-core assets and renegotiated or terminated contracts that were not meeting our desired profitability levels. The new or renewed initiatives we implemented last fall to increase organic growth helped us achieve 4.9% sequential revenue growth over the first quarter and resulted in our third consecutive quarter of improving year-over-year organic growth. The strong

CGI Reports 2Q FY04 Results
May 4, 2004

improvements in net income and net income profitability are further indications of our success. We have a solid foundation from which to welcome our new members and the operations of AMS.”

Second Quarter Results (See also: Q2 MD&A filed with Sedar & Edgar and available at www.cgi.com)
Revenue for the second quarter ended March 31, 2004 increased 2.0% to $725.7 million, from $711.2 million in the same quarter last year, and was up 4.9% sequentially over first quarter revenue of $691.6 million. Year-over-year and sequential organic revenue growth, excluding the impact of currency fluctuation, was 2.0% and 4.5% respectively. Revenue growth in the second quarter came primarily from additional SI&C work performed, including business solutions delivered to existing clients, as well as outsourcing contracts won during the year in the US and in Canada.

In the second quarter, revenue from long-term outsourcing contracts represented 69% of the Company’s total revenue, including 16% from business processing services, while project oriented consulting and systems integration work represented 31%. By geography, the mix of revenue was virtually unchanged from the first quarter. Clients in Canada represented 78% of revenue; clients in the US represented 18%; and all other regions, 4%. Revenue from clients in the financial services sector remained at 42% of revenue; while utilities and telecom revenue represented 22%; government and healthcare, 17%; retail and distribution, 12%; and manufacturing, 7%.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) was $81.8 million in the second quarter, up 7.8% over last year’s second quarter EBIT of $75.9 million, and up 2.9% over first quarter EBIT of $79.5 million. The EBIT margin was 11.3% for the quarter, compared with 10.7% in last year’s first quarter and 11.5% in the first quarter.

Net earnings from continuing operations in the second quarter increased 18.5% to $51.3 million, compared with $43.3 million for the same period of 2003, and increased 4.6% from comparable net earnings of $49.1 million in the first quarter. The net earnings margin from continuing operations improved to 7.1% in the second quarter, compared with 6.1% last year and 7.1% in the first quarter. Basic and diluted earnings per share were $0.13 in the second quarter, against basic and diluted earnings per share of $0.11 in last year’s second quarter and $0.12 in the first quarter. The year-over-year increase in net earnings and the improvement in the net earnings margin were a result of general performance efficiencies, additional synergies realized from acquisitions, including the sale of certain non-core assets, and a decrease in the corporate tax rate.

Cash flow from continuing operating activities in the second quarter was $72.5 million. At March 31, 2004, cash and cash equivalents were $172.3 million and the total credit facility available was $533.3 million. Days sales outstanding (DSOs) were 50 days at March 31, 2004 and the long-term debt-to-capitalization (long-term debt plus shareholders’ equity) ratio was 12.2%.

Second Quarter Operating Highlights CGI’s growth prospects and solid backlog were further improved during the quarter as a result of various investments and operational initiatives. In the quarter, CGI:
·	Signed contract bookings that included new contracts, extensions and renewals of $498.3 million.
·	Announced the acquisition of certain assets of GDS & Associates Systems Ltd. representing $6 million in annual revenue. Through this acquisition, CGI obtained a presence in Victoria and expanded existing operations in Regina and Edmonton.

CGI Reports 2Q FY04 Results
May 4, 2004

·	Completed a US$192 million private debt placement financing with US institutional investors.
·	Created an International Advisory Council to provide strategic counsel towards CGI’s vision of becoming a world-class IT and BPS leader. Council members were chosen for their track record as leaders of global corporations as well as their knowledge of key vertical economic sectors and geographic markets in the United States, Europe and Canada.
·	Announced the signing of a 10-year commercial agreement to provide payroll services to National Bank corporate clients. CGI remains responsible for creating, maintaining, hosting and managing the back office for the business processing of the bank’s 8,000 payroll clients, and added approximately $175 million to its backlog as part of the agreement.
·	Announced the acquisition of AMS, a premier business and information technology consulting firm to the government, healthcare, financial services and communications industries. CGI acquired AMS’ business with associated revenue of more than $900 million for a cost of approximately $586 million. The acquisition of AMS subsequently closed on May 3, 2004.
·	Completed a private placement in Canada and the US of approximately 33.1 million subscription receipts at a price of $8.00 per subscription receipt for gross proceeds of approximately $264.6 million and a private placement of approximately 8.3 million subscription receipts with BCE Inc. at a price of $8.00 per subscription receipt for proceeds of approximately $66.1 million, on the same terms and conditions as the firm underwritten private placement offering. The private placements were undertaken in connection the Company’s acquisition of AMS by way of tender offer.

Guidance and Outlook
Having closed the acquisition of AMS as planned, and taking into account discontinued operations, CGI is updating the guidance that it provided at the time of the private placement offering, on March 10, 2004. Based on five months of post-acquisition operations and the attainment of expected operating efficiencies, revenue for fiscal 2004 is expected to be between $3.25 billion and $3.5 billion, representing growth of 21%-30% over reclassified revenue of $2.68 billion reported in fiscal 2003. Earnings per share are expected to be between $0.50 and $0.54, or 14% to 23% higher than earnings per share from continuing operations of $0.44 reported in fiscal 2003. This guidance reflects the Company’s practice of constantly reviewing assets, in particular following acquisitions, and the fact that CGI could divest, renegotiate or terminate certain operations or contracts representing approximately $50 to $100 million in annualized revenue. However, at this time, no decision has been made in this regard. This guidance is based on information known today about market conditions and demand for its services, as well as estimates and assumptions made with regard to the integration of AMS. It excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue or the impact of significant foreign currency fluctuations.

Mr. Godin added, “With the recent closing of AMS, we will now initiate our integration plan which we have been diligently developing over the last several weeks. We have a solid history of successful acquisitions with subsequent integrations and expect the integration of AMS to be consistent with our past experience. We would expect to achieve planned operational and financial goals within our usual timeframe of six to nine months, including accretion to earnings per share before unusual items of 15% to 20% on a run-rate basis. At the same time, we will maintain all of our ongoing organic growth initiatives with new and existing clients.”

CGI Reports 2Q FY04 Results
May 4, 2004

Quarterly Conference Call
A conference call for the investment community will be held today, Tuesday, May 4, at 9:00 am (ET). Participants may access the call by dialing 1-800-387-6216 or through the Internet at www.cgi.com. Supporting For those unable to participate on the live call, a webcast will be archived at www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor Relations
Julie Creed
Vice-president, Investor Relations
(312) 201-4803 or (514) 841-3418

Ronald White
Director, Investor Relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 6, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary